FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

February 20, 2013

Terence O’Brien, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Ryland Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Response dated January 29, 2013
File No. 1-8029

Dear Mr. O’Brien:

This is Ryland Group, Inc. (the “Company”), response to your letter dated February 5, 2013, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company.  For your convenience, the full text of the Staff’s comment is reproduced below in italics together with the Company’s response thereto.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

1.      We note your response to prior comment 2.  Please confirm your future discussion and analysis of segment operating results will address market conditions, economic and competitive factors and trends, and your expectations for future conditions, when these matters are necessary to provide an investor with an understanding of the business through the eyes of management.  Refer to SEC Release 33-8350.

Response

We confirm that we will address market conditions, economic and competitive factors and trends when possible and practical.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

Impairments, page 29

2.      We note your response to comment 3 in our letter dated December 27, 2012, and we continue to request that you expand your discussion and analysis of the impairment charges recognized during each of the periods presented to the extent material to your consolidated or segment operating results to clearly explain to investors the specific facts and circumstances that led to the recognition of the $13.7 million inventory impairment charges for fiscal year 2011 and the $32.2 million inventory impairment charges for fiscal year 2010.  Please provide us with the disclosure you intend to include in your future filings.

Response

The following is our proposed disclosure for the Form 10-K for Fiscal Year Ended December 31, 2012:

The following table provides the total inventory and other valuation adjustments and write-offs taken during the years ended December 31, 2012, 2011 and 2010:

(in thousands)	2012	2011	2010
North
Inventory impairment charges	$-	$2,993	$11,658
Joint venture and other valuation adjustments and write-offs	-	1,889	2,850
Option deposit and preacquisition feasibility cost write-offs	3,580	849	686
Total	3,580	5,731	15,194
Southeast
Inventory impairment charges	-	8,673	12,400
Joint venture and other valuation adjustments and write-offs	8	25	125
Option deposit and preacquisition feasibility cost write-offs	251	316	882
Total	259	9,014	13,407
Texas
Inventory impairment charges	-	1,624	8,186
Joint venture and other valuation adjustments and write-offs	-	-	-
Option deposit and preacquisition feasibility cost write-offs	119	26	44
Total	119	1,650	8,230
West
Inventory impairment charges	1,880	437	-
Joint venture and other valuation adjustments and write-offs	140	(6)	4,633
Option deposit and preacquisition feasibility cost write-offs	284	493	474
Total	2,304	924	5,107
Total
Inventory impairment charges	1,880	13,727	32,244
Joint venture and other valuation adjustments and write-offs	148	1,908	7,608
Option deposit and preacquisition feasibility cost write-offs	4,234	1,684	2,086
Total	$6,262	$17,319	$41,938

Additionally, the Company had $1.9 million, $16.0 million and $2.1 million of inventory and other valuation adjustments and write-offs associated with its discontinued operations in 2012, 2011 and 2010, respectively.

The Company recorded inventory impairment charges of $1.9 million, $13.7 million and $32.2 million during the years ended December 31, 2012, 2011 and 2010, respectively, in order

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

to reduce the carrying values of the impaired communities to their estimated fair values. During 2012, one community in which the Company expects to build homes was impaired for a total of $1.9 million as a result of a default by a third party on a project deposit. At December 31, 2012, the fair value of this community’s inventory that was subject to impairment during the year was $2.9 million. During 2011, eight communities in which the Company expects to build homes were impaired for a total of $5.7 million and ten communities with land or lots held-for-sale were impaired for a total of $8.0 million due to declining prices resulting from the competitive pressure of new, resale and distressed properties. During 2010, eleven communities in which the Company expects to build homes were impaired for a total of $27.7 million and seven communities with land or lots held-for-sale were impaired for a total of $4.5 million due to declining prices resulting from the competitive pressure of new, resale and distressed properties. Should market conditions deteriorate or costs increase, it is possible that the Company’s estimates of undiscounted cash flows from its communities could decline, resulting in additional future impairment charges.

3.      We note your response to comment 4 in our letter dated December 27, 2012.  In future filings, please expand your disclosure to clarify that you recognized $5.7 million impairment charges for eight communities in which you expect to build homes and $8 million impairment charges for ten communities with land and lots held for immediate sale.  This additional disclosure will allow investors to understand the relationship between the specific disclosures and the table summary of the total number of communities impaired.

Response

See disclosure for question 2 above.

Note K: Commitments and Contingencies, page 65

4.      We note your response to comment 6 in our letter dated December 27, 2012, in which you note that you are unable to estimate the amount of reasonably possible loss in excess of accrual.  As previously requested, please provide us with the disclosure you intend to include in future filings in response to this comment, which may be provided on an aggregate basis.

5.      We further note your description of your quarterly process to attempt to develop a range of reasonably possible loss in excess of accrual for disclosure purposes.  Specifically, we note your statement that outside counsel routinely discloses to you that ultimate losses may not be reasonably determined.  While we understand that there are uncertainties associated with estimating the amount of reasonably possible loss in excess of accrual, ASC 450-20-50 does not require the estimate to be precise.  As such, please revise your disclosure in future filings to disclose an estimate of the reasonably possible loss or range of loss, or, if true, state that the estimate is immaterial in lieu of providing quantified amounts.  Otherwise, please provide us with a better understanding of the reasonable efforts you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss in excess of accrual for disclosure purposes.  For each material matter, please provide us with the specific factors that are causing the inability to estimate and when you expect those factors to be alleviated.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

Response

Regarding both Question 4 and 5, the following represents our proposed disclosure in Note K: Commitments and Contingencies within the Form 10-K for Fiscal Year Ended December 31, 2012:

The Company is party to various legal proceedings generally incidental to its businesses. Litigation reserves have been established based on discussions with counsel and the Company’s analysis of historical claims. The Company has, and requires its subcontractors to have, general liability insurance to protect it against a portion of its risk of loss and to cover it against construction-related claims. The Company establishes reserves to cover its self-insured retentions and deductible amounts under those policies.

In view of the inherent unpredictability of outcomes in legal matters, particularly where (a) the damages sought are speculative, unspecified or indeterminate, (b) the proceedings are in the early stages or impacted significantly by future legal determinations or judicial decisions, (c) the matters involve unsettled questions of law, multiple parties or complex facts and circumstances, or (d) insured risk transfer or coverage is undetermined, there is considerable uncertainty surrounding the timing or resolution of these matters, including a possible eventual loss. Given this inherent unpredictability, actual future litigation costs could differ from the Company’s current estimates. At the same time, the Company believes that adequate provisions have been made for the resolution of all known claims and pending litigation for probable losses. In accordance with applicable accounting guidance, the Company accrues amounts for legal matters where it believes they present loss contingencies that are both probable and reasonably estimable. In such cases, however, the Company may be exposed to losses in excess of any amounts accrued and may need to adjust the accruals from time to time to reflect developments that could affect its estimate of potential losses. Moreover, in accordance with applicable accounting guidance, if the Company does not believe that the potential loss from a particular matter is both probable and reasonably estimable, it does not make an accrual and will monitor the matter for any developments that would make the loss contingency both probable and reasonably estimable. For matters as to which the Company believes a loss is reasonably probable and estimable, at December 31, 2012 and 2011, the Company had legal reserves of $17.9 million and $16.5 million, respectively. (See “Part I, Item 3, Legal Proceedings.”). It currently estimates that the range of reasonably possible losses, in excess of amounts accrued, could be up to approximately $13 million in the aggregate.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

If you have any questions or comments regarding this filing, please contact David L. Fristoe, Senior Vice President, Controller & Chief Accounting Officer of the Company, by telephone at (805) 367-3730 or by fax at (805) 367-8303.

Thank you for your attention.

Sincerely,

/s/ David L. Fristoe
David L. Fristoe
Senior Vice President, Controller
& Chief Accounting Officer

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Tracy Houser